Mail Stop 3561

								January 5, 2006

Jerome A. Cipponeri
Chase Mortgage Finance Corporation
194 Wood Avenue South
Iselin, New Jersey 08830

      Re:	Chase Mortgage Finance Corporation
		Registration Statement on Form S-3
		Filed December 9, 2005
		File No. 333-130223

Dear Mr. Cipponeri:

	We have limited our review of your filing to those issues addressed by the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate.
2. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
3. Please confirm that all material terms to be included in the finalized agreements for each offering of mortgage-backed securities will also be disclosed in the final prospectus filed pursuant to Securities Act Rule 424(b).
4. Please confirm that you have disclosed, or will disclose, all material legal proceedings information in a separate section pursuant to Item 1117 of Regulation AB.
5. Please confirm that no disclosure is required regarding affiliations among the transaction parties, pursuant to Item 1119 of
Regulation AB. If that is not the case, please provide a separate section to disclose them.

Registration Fee Table
6. If true, please revise the registration fee table to clarify that the asset pool will be made up of only residential mortgages, as is reflected on the cover page of the base prospectus and prospectus supplement.

Prospectus Supplement

General
7. Please provide a plan of distribution section in the prospectus supplement. We note from the bracketed cover page disclosure here, and the plan of distribution section on page 71 of the base prospectus, that you contemplate selling the certificates through a firm commitment underwriting agreement. If that is the case with this particular series, please include the appropriate disclosure on the cover page, and elsewhere, and file the form of underwriting agreement with your next amendment.
8. We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds, payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued certificates. Refer to Items 1103(a)(3)(vi), 1108(a)(1) and 1113(a)(2) of Regulation AB.






Cover Page
9. We note that the table of certificates to be offered is on page
S-
4, not page S-3, which is what you reference on the Cover Page. Please revise accordingly.
10. Please revise the second paragraph on the left here, and the third paragraph on the left in the base prospectus, to ensure that they accurately reflect the language under Item 1102(d) of Regulation
AB. In this regard, please clarify that the securities represent the obligations of the "issuing entity."

The Series Certificates Table, page S-4
11. Please include the names of the ratings agencies in the chart, and on page S-8. Refer to 1103(a)(9) of Regulation AB.

Summary Information, page S-5
12. Please revise the introductory paragraph to remove the inference that you have not included all material aspects of the transaction in the summary.

Credit Enhancement, page S-7
13. Please clarify the purpose of the bracketed language at the end of this section on page S-8. Confirm for us that "any other forms of credit enhancement" will not include any that are not already described in the base prospectus. Also clarify what "derivative agreements" you are referring to, and point us to where they are described in the base prospectus.

Fees & Expenses, page S-7
14. Please identify here from what source the servicer`s fees will be paid. Refer to Item 1103(a)(7) of Regulation AB.

The Pooling and Servicing Agreement, page S-36
The Trustee, page S-39
15. Please provide bracketed language to show that you will disclose the trustee`s prior experience and duties and responsibilities pursuant to Item 1109(b) and (c) of Regulation AB, and any other information that may be required by Item 1109.

Reports to Certificateholders, page S-40
16. We note your reference to a prefunding or revolving period in the last bullet point (xxxii) on page S-42. If you contemplate a prefunding or revolving period, please include appropriate disclosure elsewhere in the document, with reference to Items 1101(c)(3) and 1111(g) of Regulation AB. If you do not, please revise this bullet point list accordingly.

Interest Rate Cap/Swap Providers and Agreements, page S-43
17. Please clarify whether you contemplate using this type of credit enhancement in an actual takedown. We note that the credit enhancement sections of the base prospectus and prospectus supplement do not specifically include this form of credit enhancement. Please revise, here and in the summary on page S-5, if you do not intend to use an interest rate or currency swap agreement.

Ratings, page S-66
18. Please confirm that there are no arrangements to have the ratings monitored while the securities are outstanding that would require disclosure under Item 1120 of Regulation AB. In this regard, we note your disclosure in Section 8.06 of the Pooling and Servicing Agreement.

Base Prospectus

Cover Page
19. Please clarify what you mean by the last bullet point under the
"Each Trust" heading that the asset pool may consist of "...any other assets described in this prospectus or the accompanying prospectus supplement." As a general matter, our position is that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Therefore, revise the base prospectus to describe the assets that are reasonably contemplated to be included in an actual takedown.

Summary Information, page 1
The Mortgage Loans, page 1
20. We note that loans may be originated by affiliates or other entities. Please confirm that you will identify all originators that originated or are expected to originate 10% or more of the pool assets, and will disclose each entity`s origination program if the entity is expected to originate 20% or more of the pool assets. Refer to Item 1110(a) and (b) of Regulation AB.



Credit Enhancement, page 2
21. Please revise to specify what you mean by your reference in the last bullet point to "other insurance, guarantees, and similar instruments or agreements." The base prospectus should specifically describe each form of credit enhancement that is reasonably contemplated to be used in an actual takedown. In that regard, please also remove the qualifying phrase "including but not limited to" from the sentence immediately preceding the bullet point list. Revise the risk factor on page 4 accordingly.

Private Label Mortgage-Backed Securities, page 22
22. We note that the Trust Fund for a Series may include Private Label Mortgage-Backed Securities, including mortgage pass-through certificates and collateralized mortgage obligations. Please clarify your intention regarding the registration of those underlying securities. Refer to Rule 190(b) of the Securities Act.

23. Furthermore, we note your statement in the second paragraph that the PMLBS Issuer may be an affiliate of the depositor. Please reconcile that with the requirements of Rule 190(a)(2) of the Securities Act.

Credit Enhancement, page 24
24. Please revise to delete the language "...or another method of credit enhancement described in the related Prospectus Supplement" from the first paragraph of this section. We view this as a catch-all. Instead, disclose all forms of credit enhancement reasonably contemplated to be included in an actual takedown.

Use of Proceeds, page 72
25. Please clarify what other uses you have for the proceeds of the offering. We note your bracketed disclosure in the prospectus supplement. Refer to Item 1107(j) of Regulation AB.

Where you can find more information, page 73
26. Please update to reflect the SEC`s new address: 100 F. Street, NE, Washington, D.C., 20549.

Signatures, page II-4
27. Please revise the signature page for the depositor. The registration statement should be signed by the depositor`s principal financial officer and controller or principal accounting officer, and by at least a majority of the depositor`s board of directors or persons performing similar functions. Refer to General
Instruction
V.B. of Form S-3.

* * * * *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact John Stickel at (202) 551-3324 or me at (202) 551-3814 if you have any questions.


								Sincerely,



								Sara Dunton


cc:	Via Facsimile (215) 994-2222
	Steven J. Molitor
	Dechert LLP
	30 Rockefeller Plaza
	New York, NY 10112
Chase Mortgage Finance Corporation
January 5, 2006
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